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                             [OSHKOSH B'GOSH LOGO]

Dear Fellow Shareholder:

     OshKosh B'Gosh, Inc. ("OshKosh") is offering (the "Offer") to purchase up to 4,500,000 shares of its Class A Common Stock ("Class A Shares") and up to 100,000 shares of its Class B Common Stock ("Class B Shares") (collectively, the "Shares") from existing shareholders. The price will be determined separately for Class A Shares and for Class B Shares and will not be in excess of $21.00 nor less than $18.50 per Share for each class. OshKosh is conducting the tender offer through a procedure known as a "Dutch Auction." This allows you to select the price or prices within the specified range at which you are willing to sell your Shares to OshKosh.

     On September 30, 1999, the last trading day prior to the announcement of the Offer, the price per share for the last trade for the Class A Shares on the Nasdaq National Market was $15 31/32. The Class B Shares are not listed or traded on any exchange. Any shareholder whose Shares are purchased in the Offer will receive the total purchase price in cash and will not incur the usual transaction costs associated with open market sales.

     The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. Employees who hold options to purchase Class A Shares should also receive and review the Option Election Form and related materials. We encourage you to read these materials carefully before making any decision with respect to the Offer. If you desire to tender your Shares, the instructions on how to tender Shares are also explained in detail in the accompanying materials.

     Neither OshKosh nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares. Each shareholder must make the decision whether to tender Shares and, if so, how many Shares and at what price or prices Shares should be tendered. OshKosh has been advised that some members of the Wyman and Hyde families (as described in the Offer to Purchase) currently intend to sell some of their Shares to unrelated person in market transactions, either during the Offer or otherwise. Although none of our directors or executive officers have indicated that they intend to tender Shares in the Offer, they have the right to do so.

     Please note that the Offer will expire at 12:00 midnight, Eastern Time, on Tuesday, November 2, 1999, unless it is extended. Questions with respect to the Offer should be referred to the D. F. King & Co., Inc., the Information Agent, at (888) 246-5358 (toll free throughout the U.S.).

     On behalf of your Board of Directors, thank you for your continued interest and support.

                                          Sincerely yours,

                                          /S/ DOUGLAS W. HYDE
                                          Douglas W. Hyde
                                          Chairman and Chief Executive Officer